SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 9, 2013

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

NOTICE OF MEETING

A General Special Shareholders’ Meeting is called to be held on June 10th 2013, at 11 am, at the principal place of business of the company located at Sarmiento 447, Capital Federal, in order to discuss the following:

AGENDA

1)	Appoint of two shareholders to sign the Minutes of the Shareholders’ Meeting.

2)	Evaluate the Preliminary Merger Agreement pursuant to which Banco Privado de Inversiones S.A. shall be merged with and into Banco Macro S.A., dated March 7, 2013 and the general consolidated special balance sheet of merger prepared as of December 31, 2012 and based on the individual balance sheets prepared by each merging company as of the same date.

3)	Evaluate the exchange relationship between the shares of both merging companies.

4)	Capital increase from AR$ 594,485,168 to AR$ 594,563,028 through the issuance of 77,860 Class B ordinary book-entry shares of par value AR$ 1 each, entitled to one vote per share and to the payment of dividends as from January 1st 2013, to be delivered to the minority shareholders of the absorbed company in exchange for their shareholdings in the absorbed company. Apply for the incorporation of the new shares to the public offering regime and listing in the stock exchange. Delegate to the Board of Directors the preparation and fulfillment of all necessary documents to evidence such exchange.

5)	Grant to the Board of Directors all necessary powers and authority for it to make all the amendments and changes eventually suggested by the controlling entities and/or authorities. Grant all necessary powers to execute and deliver the Final Agreement of Merger and carry out any acts or proceedings that may be necessary for the approval of the merger before the competent authorities, signing all public and private instruments that may be appropriate or convenient, being also authorized to accept and appeal eventual resolutions issued by such competent authorities.

The BOARD OF DIRECTORS

NOTES: (i) In order to attend the Shareholders’ Meeting, all Shareholders shall deposit evidence or proof of their book-entry shares issued for such purpose by Caja de Valores S.A. and provide sufficient evidence of identity and legal capacity, as the case may be, at Sarmiento 447, Capital Federal, from 10 am to 3 pm, by June 4th 2013. (ii) We remind all Shareholders that are foreign companies that they must register with the Public Registry of Commerce (Registro Público de Comercio) of the City of Buenos Aires pursuant to the terms of section 123 of the Argentine Business Company Law No. 19550, as amended. (iii) Pursuant to the provisions set forth in the rules issued by the Comisión Nacional de Valores (Argentine Securities Exchange Commission), the owners of the shares shall include the following information in the notice of attendance to the Shareholders’ Meeting: owner’s name and last name or complete corporate name, identity card type and number of individuals or, if the owner of the shares is a legal entity, then it shall furnish all registration data expressly stating the registry in which such legal entity was registered and the jurisdiction, and domicile thereof. All persons attending the Shareholders’ Meeting in the name and on behalf of the owner of the shares shall provide the same information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 9, 2013	MACRO BANK INC.

	By:	/s/ Jorge Horacio Brito
	Name: Title:	Jorge Horacio Brito Chief Executive Officer